SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated March 14, 2002

Hellenic Telecommunications Organization S.A.
(Translation of Registrant's Name into English)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

Enclosure: Press release March 13, 2002: "OTE ANNOUNCES ELECTION OF DIRECTORS, NEW CHAIRMAN OF THE BOARD"

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NEWS RELEASE

OTE ANNOUNCES ELECTION OF DIRECTORS, NEW CHAIRMAN OF THE BOARD

ATHENS, **Greece – March 13, 2002 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE)**, the Greek full-service telecommunications provider, today announced the election of members of its Board of Directors by the Extraordinary General Meeting (EGM) of Shareholders. For the first time in its long history, and following the reduction of the Greek State's stake in OTE below the 50% mark in August 2001, members of OTE's Board of Directors were elected directly by its shareholders, instead of being appointed by the Government. This puts OTE's corporate governance fully in line with Greek private corporate law.

Newly elected members of OTE's Board of Directors include seven members of the previous Board, Messrs. Eleftherios Antonacopoulos, Iakovos Georganas, Nikos Manasis, Stavros Panas, Christos Polizogopoulos, Georgios Skarpelis and Christos Spanos.

To complete the 15-member Board, shareholders elected individuals with longstanding experience in the private sector, including:

Lazaros AGELOU, Telecoms Engineering
George ARGYROPOULOS, OTE Chief Technical Officer
Michalis GEORGANTOPOULOS,CEO of Hellenic Refineries Industrial Company
Lana MANDILA, Cosmocar, Legal Advisor
George PAPAKOSTANTINOU, Special General Secretary of Ministry of Finance
Apostolos TAMVAKAKIS, Vice Governor National Bank of Greece
Phaedon TAMVAKAKIS, Managing Director, Alpha Trust Asset Management
Theodoros VENIAMIS, Ship owner, Vice President of MARITEL

Immediately following the EGM, the new Board of Directors held its first meeting and elected Mr. Antonacopoulos as Chairman and CEO and Mr. Skarpelis as Vice-Chairman.

Mr. Antonacopoulos, currently the Chairman of the Executive Committee of the Federation of Greek Industries, has been a member of OTE's Board of Directors since November 2001. He previously had a successful international career, spanning nearly three decades, with the Shell group.

Mr. Antonacopoulos noted: "During his term, Nikos Manasis contributed greatly to the current highly competitive position of OTE both locally and internationally. The Board thanks Mr. Manasis for his valuable contribution to OTE's recent and future successes, and will continue to rely on his insights as a member."

Mr. Antonacopoulos added: "Building on this solid platform, my priorities will be to further improve corporate performance, maintain OTE's leadership in the Greek market, and strengthen our position as the dominant telecoms operator in Southeast Europe, so as to enhance value from our investments, for the benefit of all our shareholders."

About OTE

OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:

OTE: George Rallis - Investor Relations Officer, Tel: +30 10 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 10 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 14, 2002

By: ________________________
Name: Dimitris Kouvatsos
Title: Chief Financial Officer